SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – February 25, 2014 – Petrobras announces today its consolidated results stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached US$ 11,094 million in 2013 and US$ 2,760 million in the 4Q-2013.  Adjusted EBITDA reached US$ 29,426 million in 2013.

Highlights

US$ million
					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012		2013	2012	2013 x 2012 (%)

2,760	1,484	86	3,763	Consolidated net income attributable to the shareholders of Petrobras	11,094	11,034	1
2,534	2,522	−	2,614	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,539	2,598	(2)
6,832	5,721	19	5,803	Adjusted EBITDA	29,426	27,632	6

 The Company reported 4Q-2013 earnings of US$ 2,760 million and the following highlights:

•     Proved reserves reached 13.12 billion barrels of oil equivalent (BOE) according to SEC criteria, with a 43% increase on pre-salt proved reserves compared to 2012. Reserves-to-Production ratio (R/P) in Brazil was 15.7 years and the reserve replacement ratio (RRR) was 135%.

•     Higher domestic crude oil and NGL production (a 2% increase, 36 thousand barrels/day), due to the production start-up of new systems: FPSO Dynamic Producer (Lula Central), FPSO Cidade de São Vicente (Lula Extremo Sul) and P-63 (Papa Terra). In December the Company reached the crude oil production level of 371 thousand bpd at the pre-salt layer.

•     Discovery of a crude oil reservoir in the deep waters of the Potiguar Basin and confirmation of the potential of Moita Bonita area located in the ultra-deep waters of the Sergipe Basin.

•     Declaration of commerciality of crude oil and natural gas reservoirs included in the Assignment Agreement area, Franco and Sul de Tupi, and of the crude oil reservoir at the Carioca area, in the pre-salt layer of Santos Basin.

•     Diesel and gasoline prices increased by 8% and 4%, respectively, as from November 30, 2013, based on the pricing policy for these oil products.

•     Disposal of assets within the Divestment Program, including interest held in Parque das Conchas Offshore Project (BC-10), which resulted in a US$ 446 million gain, and the approval of disposal of assets in Peru and Uruguay. Cash provided by the disposal of assets reached US$ 1,756 million in the 4Q-2013.

•     Proposed dividends of US$ 3,970 million, distributed as interest on capital in the amount of US$ 0.22 per common share and US$ 0.41 per preferred share. Interest on capital is a form of dividend distribution which is deductible for tax purposes, thus resulting in a tax benefit of US$ 1,389 million in 4Q-2013 to the Company.

Comments from the CEO
Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Our 2013 net income was US$ 11.1 billion, a 1% rise from 2012’s result. This rise was influenced by higher fuel sale prices, due to three diesel and two gasoline price increases during the year, by the significant increase in oil products production at our refining facilities, by significant cost cutting and productivity boost as well as by the gains from asset sales.

Indeed, 2013 stands out for the successful implementation of our Structuring Programs, which by establishing new benchmarks for productivity and management of investment projects, imposed discipline in the use of the company’s financial resources.

Notably, through PROCOP – Operating Expenses Optimization Program – we reached savings of US$ 2.8 billion in 2013, far exceeding the US$ 1.7 billion target set for the year. The sale of assets under PRODESIN – Divestment Program – contributed US$ 3.8 billion to Cash Flow in 2013. Since this program was established in 2012, 21 transactions worth US$ 10.0 billion in asset sales and financial restructuring have been made.

The Structuring Programs have also brought the benefit of avoiding capital expenditures in 2013, as is the case with PRODESIN, INFRALOG – Logistical Infrastructure Optimization Program – and PRC-Poço – Well Cost Reduction Program, which, combined, have led to CAPEX savings of US$ 0.9 billion in the year.

We made further advances by establishing targets aimed at better positioning company personnel in order to meet the challenges of our Business and Management Plan. During the second half of 2013, we implemented Programa Mobiliza, which provided employees with 3,399 opportunities to move internally into areas that will require more personnel in the coming years, resulting in 1,133 voluntary transfers and consequently lower costs arising from new hires.

Another recently launched initiative was POP – Productivity Optimization Program, which resulted in the approval of the Voluntary Separation Incentive Plan, with voluntary enrollment until March 31, 2014. The plan covers eligible employees aged 55 or older and, in theory, can include up to 8.397 employees, approximately 10% of the company’s personnel.

Our oil output in Brazil averaged 1,931 thousand bpd, down by 2.5% from the forecast, due to factors already discussed in my previous letter, which include delay of the Buoyancy Supported Riser Systems for FPSOs Cidade de São Paulo and Cidade de Paraty, the need to make changes to the subsea layout of the Papa-Terra/P-63 project, as well as the limited number of PLSVs (Pipe-Laying Support Vessels).

We would like to point out that these matters have already been resolved not only by the unprecedented delivery of nine production units in 2013, with the addition of 1,000,000 barrels per day in capacity, but mainly by the successful installation of the first buoy on FPSO Cid. São Paulo and of the first well interconnected to this gathering system, which went into operation on February 18th, currently producing 36 thousand barrels per day and allowing the presalt production to achieve a new daily record of 407 thousand barrels per day on February 20th. Platforms P-63 and P-55 went into operation in November and December 2013, respectively, and units P-58 and P-62 will begin production in the first and second quarter of 2014 respectively. Six new PLSVs will be delivered in 2014, adding to the 11 vessels of this type that are currently in operation, enabling faster well to platform interconnection.

Improvement in the operational efficiency of older systems was another relevant factor in achieving the result. PROEF – Campos Basin Operational Efficiency Improvement Program – contributed 63 thousand bpd in additional oil output in 2013. Operational efficiency reached 75% at the Campos Basin Operational Unit (against 66% in April 2012) and 92% at the Rio Operational Unit (against 82% in September 2012).

The Petrobras Executive Board has made the implementation of these programs a top priority and, as shown, program results have significantly contributed to the achievement of the 2013 economic/financial result.

Sustained output growth in 2014 will not only count on necessary investments to maintain older and new systems – wells, submarine equipment and top-sides, but it will also count on the start-up of two new production units in the second half of the year,  FPSOs Cidade de Ilhabela and Cidade de Mangaratiba.

As for exploration, our proven reserves in Brazil (SEC Criteria) reached 13 billion barrels of oil equivalent, with a reserves-to-production of 16 years and a reserve-replacement ratio of 135%, above 100% for 22 years in a row. Proven reserves in the pre-salt grew by 43% in 2013. Our exploratory success rate was 75% in 2013, reaching 100% in the pre-salt, already reflecting the Exploratory Policy implemented last year, which prioritizes less-risky locations and allocates more resources to production development activities. In 2013, prospecting and drilling expenses (dry wells) were US$ 2.8 billion, down 22% from US$ 3.6 billion in 2012.

As for the quantification of our production curve as of 2020, I would like to stress the excellent outcome in the auction of Libra field, the first to be developed under the production sharing agreement in Brazil, where we will work in partnership with Shell, Total, CNPC and CNOOC, companies with recognized experience and financial soundness.

In Refining, we continue to operate with excellent efficiency levels, which have led to an average oil products production of 2,124 thousand bpd, up by 6% from 2012’s output of 1,997 thousand bpd, notably due to higher gasoline (+53 thousand bpd) and diesel (+68 thousand bpd) production and a 97% utilization factor, against 94% reported in 2012.

This new operating parameter was achieved by the improved performance of our refineries resulting from the start-up of new units of quality and conversion since 2012, as well as the optimization of refining processes and removal of infrastructural bottlenecks in the movement of oil and oil products. In January 2014, Petrobras also began selling ultra-low sulfur gasoline (Gasoline S-50), a product whose quality is equivalent to that of the strictest markets in the world. This will allow new vehicles containing modern emission treatment technologies to enter the Brazilian market.

This notable performance of the refineries enabled a decline in the imported volumes of diesel (from 190 thousand bpd in 2012 to 174 thousand bpd in 2013) and gasoline (from 87 thousand bpd in 2012 to 32 thousand bpd in 2013), the latter also due to the higher anhydrous ethanol content in gasoline C.

New records were established in natural gas sales and electricity generation due to higher natural gas demand of 85 million m3/day in 2013, up by 15% from 2012. Petrobras-supplied thermoelectric generation was 7.5 GW/average, up by 66% from 2012.

I reiterate that the company’s excellent operational results were achieved by rigorously complying with standards and maintenance procedures at its facilities, ensuring the physical integrity of personnel and equipment. As a result, in 2013 we achieved the lowest reportable incident rates ever in the company’s history, which includes fatal accidents and spills, despite growing man-hours of exposure to risk.

Another important measure also adopted in 2013 related to foreign exchange was the extension of Hedge Accounting to future exports, enabling foreign exchange gains or losses related to net indebtedness exposed to foreign exchange variation to be recorded in stockholders’ equity and transferred to the financial result as exports are made. This measure promotes greater alignment between accounting results and our risk management policy, mitigating sudden oscillations on the financial result due to foreign exchange volatilities, which could not appropriately reflect the company’s economic performance in a given period.

Regarding our Diesel and Gasoline Price Policy, its effectiveness has been assessed on a monthly basis by our Board of Directors, according to the Relevant Fact released on November 29th, 2013.

Additionally, I would like to notice that in the second half of 2013 we implemented the Corruption Prevention Program, reaffirming the commitment of the Petrobras Executive Board and of its employees with ethics and transparency at our organization. The program complies with both national and international initiatives against fraud and corruption, as well as with the laws of the countries where Petrobras operates, with positive impacts in the relations with all its stakeholders.

We are building a higher value company: training our employees, mastering the necessary technologies to implement projects, our relevant oil reserves and rising output in the short-run along with our continuous commitment to increase efficiency, productivity and capital discipline will lead us to achieve even better results. Rising share prices and ensuring a fair return to our shareholders is a natural consequence of fulfilling our obligations.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

US$ million
					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012		2013	2012	2013 x 2012 (%)

35,593	33,955	5	35,660	Sales revenues	141,462	144,103	(2)
7,474	7,248	3	8,046	Gross profit	33,208	36,569	(9)
3,091	2,501	24	2,973	Net income before finance income (expense), share of profit of equity-accounted investments and income taxes	16,214	16,900	(4)
(1,326)	(446)	(197)	1,355	Net finance income (expense)	(2,791)	(1,926)	(45)
2,760	1,484	86	3,763	Consolidated net income attributable to the shareholders of Petrobras	11,094	11,034	1
0.21	0.11	86	0.29	Basic and diluted earnings per share [1]	0.85	0.85	1

21	21	−	23	Gross margin (%) [2]	23	25	(2)
9	7	2	8	Operating margin (%) [2]	11	12	(1)
8	4	4	11	Net margin (%) [2]	8	8	−
6,832	5,721	19	5,803	Adjusted EBITDA – U.S.$ million [3]	29,426	27,632	6

				Net income before finance income (expense), share of profit of equity-accounted investments and income taxes by Business Segment
7,840	7,726	1	8,576	. Exploration & Production	29,798	35,644	(16)
(3,613)	(3,726)	3	(4,185)	. Refining, Transportation and Marketing	(12,357)	(17,453)	29
(147)	(150)	2	288	. Gas & Power	701	1,102	(36)
(19)	(56)	66	(23)	. Biofuel	(147)	(128)	(15)
250	214	17	400	. Distribution	1,361	1,425	(4)
116	94	23	3	. International	1,875	1,961	(4)
(1,104)	(1,232)	10	(1,307)	. Corporate	(4,932)	(4,937)	−

15,441	10,991	40	11,818	Capital expenditures and investments (in millions of U.S. dollars)	48,097	42,949	12

				Financial and economic indicators
109.27	110.37	(1)	110.02	Brent crude (U.S.$/bbl)	108.66	111.58	(3)
2.27	2.29	(1)	2.06	Average commercial selling rate for U.S. dollar (R$/U.S.$)	2.16	1.96	10
2.34	2.23	5	2.04	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.34	2.04	15
9.52	8.51	1	7.18	Selic interest rate - average (%)	8.19	8.54	−

				Average price indicators
94.67	91.79	3	95.43	Domestic basic oil products price (U.S.$/bbl)	97.11	95.45	2
				Sales price - Brazil
96.92	98.87	(2)	100.56	. Crude oil (U.S.$/bbl) [4]	98.19	104.60	(6)
45.12	46.34	(3)	46.50	. Natural gas (U.S.$/bbl)	47.43	48.45	(2)
				Sales price - International
86.43	85.97	1	93.43	. Crude oil (U.S.$/bbl)	89.86	94.37	(5)
21.70	18.38	18	13.80	. Natural gas (U.S.$/bbl)	21.08	17.99	17

  [1]  [2] [3] [4]

1 Net income per share calculated based on the weighted average number of shares.
2 Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals net income before financial results, share of profit of equity-accounted investments and income taxes divided by sales revenues; Net margin equals net income divided by sales revenues.

3 Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of profit of equity-accounted investments; and impairment. Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our Adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA Statement by Segment on page 23 for a reconciliation of our Adjusted EBITDA to our net income.

4 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

2013 compared with 2012:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the U.S. dollar strengthens relative to the Brazilian Real, as it did in 2013 (with an appreciation of 10%), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the appreciation of the U.S. dollar against the Brazilian Real affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 9% in 2013 compared to 2012, mainly due to:

➢ Sales revenues of US$141,462 million decreased 2% compared to 2012, driven by foreign currency translation effects (due to the appreciation of the U.S. dollar). Local currency sales revenues were 8% higher, due to:

•   Higher oil product prices in the domestic market resulting from adjustments in gasoline and diesel prices, higher electricity prices and impact of the appreciation of the U.S. dollar (10%) on oil product prices that are adjusted to reflect international prices;

•   A 4% increase in domestic oil product demand, mainly of diesel (5%), gasoline (4%) and fuel oil (17%), offset by lower crude oil export volumes (43%), attributable to lower production levels and higher feedstock processed.

➢ Cost of sales of US$108,254 million increased 1% compared to 2012, due to:

•   A 4% increase in domestic sales volumes of oil products, met by higher oil product output from our refineries;

•   An increase in natural gas imports volumes to meet the thermoelectric demand and higher crude oil import volumes attributable to the increase in feedstock processed in our refineries, along with the impact of the appreciation of the U.S. dollar on our unit costs;

•   Increased crude oil production costs, attributable to the higher number of well interventions and to the production start-up of new systems, which are still not producing in full capacity;

•   Excluding foreign currency translation effects, the local currency cost of sales was 11% higher.

Net income before finance expense, share of profit of equity-accounted investments and income taxes

Net income before finance expense, share of profit of equity-accounted investments and income taxes reached US$16,214 million in 2013, a 4% decrease compared to 2012, due to the foreign currency translation effects, which reduced gross profit, as well as to the higher employee compensation expenses arising from the 2012 and 2013 Collective Bargaining Agreements and higher freight expenses due to increased domestic sales volume. These effects were partially offset by a decrease in write-offs of dry and sub-commercial wells (US$ 955 million) and by gains on disposal of assets in 2013 (US$ 1,764 million).

Net finance income (expense)

Net finance expense was US$ 2,791 million in 2013, a US$ 865 million increase compared to 2012, resulting from:

•       Lower finance income compared to 2012, when we benefited from the positive impact of gains on disposal of government bonds (National Treasury Notes – B Series) and interest income over judicial deposits (US$ 1,280 million);

•       Higher finance expense due to higher debt and adherence to the federal tax settlement program (REFIS);

•       Partially offset by lower exchange variation losses (US$ 1,636 million) due to the extension of hedge accounting to future exports5 , reducing by US$ 5,924 million the impact of foreign currency effects on our finance expenses.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached US$ 11,094 million in 2013, a 1% increase compared to 2012 (US$ 11,034 million), reflecting lower income tax expenses and higher share of profit of equity-accounted investments, partially offset by foreign currency translation effects over income before taxes. Local currency net income was 11% higher, due to higher income from operations, lower income tax and higher share of profit of investees.

5Effective mid-May 2013 the Company designated cash flow hedging relationships to hedge a portion of its highly probable future export revenues in U.S. dollars using a portion of its long-term debt obligations denominated in U.S. dollars.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

Our segment results include transactions carried out with third parties and transactions between business areas, which are priced at internal transfer prices defined between the areas using methods based on market parameters.

Information about our operating segments and other related information are set out below.

EXPLORATION & PRODUCTION

	U.S.$ million
	Jan-Dec
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	19,523	23,406	(17)

Lower net income is attributable to a decrease in crude oil and NGL production (2%), due to the natural decline of fields (slightly offset by the production start-up of new systems), to higher equipment depreciation costs, increased freight costs for oil platforms, higher employee compensation costs and higher well interventions and maintenance costs. Higher domestic crude oil prices (sale/transfer), lower write-offs of dry or sub-commercial wells and a gain on the disposal of our total interest in block BC-10 partially offset these effects.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$6.98/bbl in 2012  to US$10.47/bbl in 2013.

	Jan-Dec
Exploration & Production - Brazil (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Crude oil and NGLs	1,931	1,980	(2)
Natural gas [6]	389	375	4
Total	2,320	2,355	(1)

Crude oil and NGL production decreased by 2% in 2013 due to the natural decline of fields, partially offset by the production start-up of FPSOs Cidade de São Paulo (Sapinhoá), Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE Pilot), Dynamic Producer (Lula Central) and Cidade de São Vicente (Lula Extremo Sul), as well as the P-63 platform (Papa-Terra) and a full-year production in FPSO Cidade de Anchieta (Baleia Azul) in 2013.

Natural gas production increased by 4% in 2013 due to the production start-up of FPSOs Cidade de São Paulo and Cidade de Paraty, to the improved efficiency of the Mexilhão, Merluza and Lula fields and to the improved production potential of FPSO Cidade de Vitoria, in Golfinho, as well as to the full-year production in FPSO Cidade de Anchieta (Baleia Azul) in 2013.

(*) [6]

(*) Not reviewed by independent auditor.

6Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

	Jan-Dec
Lifting Cost - Brazil 7 (*)	2013	2012	2013 x 2012 (%)

U.S.$/barrel:
Excluding production taxes	14.76	13.79	7
Including production taxes	32.98	33.70	(2)

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes increased by 7% in 2013 compared to 2012. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it increased by 13% due to the higher number of well interventions in the Campos Basin, related to PROEF (Operational Efficiency Increase Program), to the production start-up in FPSOs Cidade de São Paulo (Sapinhoá), Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE Pilot), and the P-63 platform (Papa Terra), with initially higher unit costs, as well as to an increase in employee compensation costs arising from the 2012 and 2013 Collective Bargaining Agreements.

Lifting Cost - Including production taxes

Compared to 2012, lifting cost including production taxes was relatively flat in 2013. The relative increase in lifting cost was more than offset by a decrease in production taxes, attributable to the lower average reference price for domestic oil in U.S. dollars, adjusted to reflect international prices, and to reduced levels of special participation charges in Marlim, Barracuda and Albacora fields, due to lower production when compared to 2012.

(*) [7]

(*)Not reviewed by independent auditor.

7In the 1Q-2013, lifting cost was revised to exclude scheduled stoppages expenses. Though lifting cost is a non-GAAP measure, the portion of the calculation of this non-GAAP measure related to scheduled stoppage expenses was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	Jan-Dec
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	(8,162)	(11,718)	(30)

Net losses were lower in 2013, reflecting the diesel and gasoline price adjustments in the domestic market from June 2012 on, and the higher feedstock processed in our refineries, reducing the share of oil product imports in our sales mix, partially offset by higher crude oil acquisition/transfer costs.

	Jan-Dec
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Crude oil imports	404	346	17
Oil product imports	389	433	(10)
Imports of crude oil and oil products	793	779	2
Crude oil exports [8]	207	364	(43)
Oil product exports	186	184	1
Exports of crude oil and oil products	393	548	(28)
Exports (imports) net of crude oil and oil products	(400)	(231)	(73)
Other exports	2	6	(67)

Higher crude oil imports are attributable to higher feedstock processed by our domestic refineries.

Oil product imports were lower due to an increase in oil product output at our refineries. The higher oil product production and lower crude oil production reduced the availability of crude oil volumes to export.

(*) [8]

(*)Not reviewed by independent auditor.

8 Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

	Jan-Dec
Refining Operations (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Output of oil products	2,124	1,997	6
Reference feedstock [9]	2,102	2,018	4
Refining plants utilization factor (%) [10]	97	94	3
Feedstock processed (excluding NGL) - Brazil [11]	2,029	1,898	7
Feedstock processed - Brazil [12]	2,074	1,944	7
Domestic crude oil as % of total feedstock processed	82	82	−

Daily feedstock processed (excluding NGL) increased by 7% due to the sustainable improvement of operating efficiency of our refineries through the optimization of refining processes and elimination of logistics bottlenecks. The new production level was reached complying with the equipment’s project limitations and the safety, environmental and product quality requirements.

	Jan-Dec
Refining Cost - Brazil 13 (*)	2013	2012	2013 x 2012 (%)

Refining cost (U.S.$/barrel)	3.09	3.44	(10)

Refining cost decreased by 10% in 2013 compared to 2012. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it decreased by 1%, mainly due to an increase in feedstock processed and optimized routine maintenance costs. This effect was partially offset by higher employee compensation costs arising from the 2012 and 2013 Collective Bargaining Agreements.

(*) [9]  [10] [11] [12] [13]

(*)Not reviewed by independent auditor.

9Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units, complying with the project’s equipment limitations and the safety, environmental and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.
10Refining plants utilization factor is the relation between the feedstock processed (excluding NGL) and the reference feedstock.
11Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed. As from 4Q-2013, this indicator has been included, since it is factored into the calculation of the Refining Plants Utilization Factor.
12Feedstock processed – Brazil includes crude oil and NGL processing.
13In the 1Q-2013, refining cost was revised to exclude scheduled stoppages expenses. Though refining cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

GAS & POWER

	U.S.$ million
	Jan-Dec
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	631	861	(27)

Net income decreased due to higher LNG and natural gas import costs to meet the thermoelectric demand, partially offset by higher thermoelectricity generation and higher average electricity prices, mainly attributable to lower water reservoir levels of hydroelectric power plants located in Brazil (driven by low rainfall), and thus increased difference settlement prices.

	Jan-Dec
Physical and Financial Indicators (*)	2013	2012	2013 x 2012 (%)

Sales of electricity (contracts) - average MW	2,056	2,318	(11)
Generation of electricity - average MW	3,983	2,699	48
Imports of LNG (Mbbl/d)	98	63	56
Imports of natural gas (Mbbl/d)	198	173	14
Diference settlement prices - U.S.$/MWH [14]	121	82	48

Electricity sales volumes were 11% lower mainly due to the termination of long-term agreements in December 2012.

Increased electricity generation (48%) and difference settlement prices (48%) attributable to lower rainfall levels in the period.

An increase in LNG import volumes (56%) and in natural gas imports from Bolivia (14%) is attributable to increased thermoelectric demand in the period.

(*) [14]

(*)Not reviewed by independent auditor.

14Difference settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

	U.S.$ million
	Jan-Dec
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	(117)	(112)	4

Biofuel net losses were higher, driven by lower biodiesel average sales prices (11%). This effect was partially offset by a decrease in share of losses of ethanol investments, attributable to increases in ethanol, electricity and sugar sales volumes, as well as the higher average sales prices of ethanol and electricity.

DISTRIBUTION

	U.S.$ million
	Jan-Dec
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	876	914	(4)

Net income decreased by 4% compared to 2012. Excluding foreign currency translation effects, local currency net income for distribution was higher due to a 7% increase in the average trade margins and a 4% increase in sales volumes. These effects were partially offset by higher selling and administrative expenses.

	Jan-Dec
Market Share (*)	2013	2012	2013 x 2012 (%)

	37.5%	38.1%	(1)

  (*)

Sales volumes were higher in the 4Q-2013, however market share decreased in 2013 due to a shift in our sales mix for higher margins.

(*)Not reviewed by independent auditor. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

	U.S.$ million
	Jan-Dec
	2013	2012	2013 x 2012 (%)

Net Income Attributable to the Shareholders of Petrobras	1,729	719	140

Net income was higher due to gains on disposal of assets within the Divestment Program (PRODESIN), mainly in Africa and in the United States, and to the recognition of tax credits in the Netherlands. Lower exploration costs and write-offs of wells also had a positive impact. These effects were partially offset by lower crude oil and NGL production.

	Jan-Dec
Exploration & Production-International (Mbbl/d)15(*)	2013	2012	2013 x 2012 (%)

Consolidated international production
Crude oil and NGLs	109	139	(22)
Natural gas	91	97	(6)
Total	200	236	(15)
Non-consolidated international production	19	7	171
Total international production	219	243	(10)

Crude oil and NGL production was 22% lower due to the disposal in June 2013 of 50% of our interest of companies in Nigeria. As from June 2013, the remaining 50% of the production has been considered non-consolidated production.

Natural gas production also decreased, mainly in Argentina, due to the closure of a natural gas well in the Santa Cruz field, resulting from an increase in water production. (*)  [15]

(*)Not reviewed by independent auditor.

15Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

	Jan-Dec
Lifting Cost - International (U.S.$/barrel) 19 (*)	2013	2012	2013 x 2012 (%)

	9.50	8.86	7

International lifting cost was 7% higher, mainly driven by the disposal of our interest of companies in Nigeria, which had lower-than-average costs, when compared to other assets in the international segment. In addition, there were lower production volumes and higher costs in Argentina attributable to environmental repair services in production storage tanks.

	Jan-Dec
Refining Operations - International (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

Total feedstock processed [16]	169	177	(5)
Output of oil products	185	192	(4)
Reference feedstock [17]	231	231	−
Refining plants utilization factor (%) [18]	70	70	−

Despite the higher feedstock processed at the U.S. refinery due to increased operational availability in 2013, total feedstock processed was lower, driven by the lower feedstock processed at the Japanese refinery due to unscheduled stoppages and to lower oil products demand, reducing oil products production.

	Jan-Dec
Refining Cost - International (U.S.$/barrel) 19 (*)	2013	2012	2013 x 2012 (%)

	4.06	3.87	5

 International refining cost was 5% higher due to the lower feedstock processed in the Japanese refinery.

(*) [16]  [17] [18] [19]

(*}Not reviewed by independent auditor.
16Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.
17Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.
18Refining Plants Utilization Factor is the relation between the crude oil processed at the distillation plant and the reference feedstock.
19In 1Q-2013, lifting and refining cost were revised to exclude scheduled stoppages expenses. Though lifting and refining cost are a non-GAAP measure, it were revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting and refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	Jan-Dec
	2013	2012	2013 x 2012 (%)

Diesel	984	937	5
Gasoline	590	570	4
Fuel oil	98	84	17
Naphtha	171	165	4
LPG	231	224	3
Jet fuel	106	106	−
Others	203	199	2
Total oil products	2,383	2,285	4
Ethanol, nitrogen fertilizers, renewables and other products	91	83	10
Natural gas	409	357	15
Total domestic market	2,883	2,725	6
Exports	395	554	(29)
International sales	514	506	2
Total international market	909	1,060	(14)
Total	3,792	3,785	−

Our domestic sales volumes increased by 6% in 2013 compared with 2012, primarily due to:

•         Diesel (a 5% increase) – due to the increase in the retail sector, higher thermoelectric consumption, higher grain harvest and an increase in the Brazilian diesel light vehicle fleet.

•         Gasoline (a 4% increase) – due to the increase in the flex-fuel automotive fleet, driven by the higher competitive advantage relative to ethanol in most Brazilian states and to the decreased market share of our competitors. These effects were partially offset by the increase of the anhydrous ethanol content in Type C gasoline (from 20% to 25%).

•         Fuel oil (a 17% increase) – due to increased consumption at thermoelectric plants for electricity generation and higher demand from suppliers of natural gas to thermoelectric plants.

•         Natural gas (a 15% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants.

(*}Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows – Summary20

U.S.$ million
				Jan-Dec
4Q-2013	3Q-2013	4Q-2012		2013	2012

25,955	32,840	25,913	Adjusted cash and cash equivalents at the beginning of period [21]	23,732	28,005
(8,309)	(9,709)	(11,047)	Government bonds at the beginning of period	(10,212)	(8,948)
17,646	23,131	14,866	Cash and cash equivalents at the beginning of period [20]	13,520	19,057
4,734	6,274	5,675	Net cash provided by operating activities	26,289	27,888
(8,092)	(8,561)	(10,262)	Net cash used in investing activities	(35,625)	(38,379)
(14,105)	(10,640)	(11,638)	Capital expenditures and investments in operating segments	(45,163)	(40,706)
1,756	522	276	Disposal of assets (divestments)	3,820	276
4,257	1,557	1,100	Investments in marketable securities	5,718	2,051
(3,358)	(2,287)	(4,587)	(=) Net cash flow	(9,336)	(10,491)
1,999	(1,657)	3,132	Net financings	16,021	9,086
5,635	4,235	6,348	Proceeds from long-term financing	39,542	25,205
(3,636)	(5,892)	(3,216)	Repayments	(23,521)	(16,119)
(1)	(1,269)	−	Dividends paid to shareholders	(2,656)	(3,272)
28	−	207	Non-controlling interest	(70)	255
(446)	(272)	(98)	Effect of exchange rate changes on cash and cash equivalents	(1,611)	(1,115)
15,868	17,646	13,520	Cash and cash equivalents at the end of period [20]	15,868	13,520
3,878	8,309	10,212	Government bonds at the end of period	3,878	10,212
19,746	25,955	23,732	Adjusted cash and cash equivalents at the end of period [21]	19,746	23,732

The resources needed to fund our capital expenditures (US$ 45,163 million) and payment of dividends (US$ 2,656 million) were met by cash flow from operations (US$ 26,289 million), net proceeds from long-term financing (US$ 16,021 million), cash provided by the disposal of assets (US$ 3,820 million), as well as a reduction in our adjusted cash and cash equivalents21 balance of US$ 3,986 million.

Net cash provided by operating activities in 2013 increased by 4% in local currency (excluding the foreign currency translation effect), as a result of increases in diesel and gasoline prices in the domestic market during 2013 and by an increase in outputs of refined products (6%), which contributed to a reduction in oil product import volumes. These effects were partially offset by the impact of the depreciation of the Real on import costs and by the lower crude oil export volumes. When translated into U.S. dollars, cash provided by operations decreased from US$ 27,888 million in 2012 to US$ 26,289 million in 2013.

Proceeds from long-term financing, net of repayments, totalled US$ 16,021 million in 2013, an increase of US$ 6,935 million when compared to 2012. The principal sources of long-term financing were the issuance of a series of U.S. dollar bonds totalling approximately US$ 11 billion in the capital markets in May 2013, and long-term financing from foreign and Brazilian financial institutions.

Proceeds from the disposals of assets throughout 2013 totalled US$ 3,820 million. These divestments were the result of our announced Divestment Program (PRODESIN), with the majority of the proceeds coming from the disposal of 50% of our interest in operations in Africa (via the formation and partial sale of a joint venture combining our African assets) and the disposal of our interest in block BC-10, located in Brazil.

The uses of cash were primarily for capital expenditures and investments in operating units, which totalled US$ 45,163 million in 2013 versus US$ 40,706 million in 2012. Higher expenditures in E&P (US$ 5,200 million), including US$ 2.6 billion related to acquisition costs of rights over the Libra block in the pre-salt area were largely responsible for the increase.

Payment of dividends during 2013 totalled US$ 2,656 million.

As of December 31, 2013, our balance of cash and cash equivalents amounted to US$ 15,868 million, versus US$ 13,520 million as of December 31, 2012. Considering the reduction in our balance of government bonds with maturities of more than 90 days, our adjusted cash and cash equivalents balance was reduced from US$ 23,732 million as of December 31, 2012 to US$ 19,746 million as of December 31, 2013.

20For more details, see the Consolidated Statement of Cash Flows on page 20.

21Our adjusted cash and cash equivalents include government bonds with maturities of more than 90 days. This measure is not computed in accordance with International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	US$ million
	Jan-Dec
	2013	%	2012	%	Δ%

Exploration & Production	27,566	57	21,959	51	26
Refining, Transportation and Marketing	14,243	30	14,745	34	(3)
Gas & Power	2,716	6	2,113	5	29
International	2,368	5	2,572	6	(8)
Exploration & Production	2,126	90	2,347	92	(9)
Refining, Transportation and Marketing	156	7	131	4	19
Gas & Power	26	1	5	−	420
Distribution	52	2	72	3	(28)
Other	8	−	17	1	(53)
Distribution	514	1	666	2	(23)
Biofuel	143	−	147	−	(3)
Corporate	547	1	747	2	(27)
Total capital expenditures and investments	48,097	100	42,949	100	12

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In 2013, we invested an amount of US$ 48,097 million, primarily aiming at increasing production and modernizing and expanding our refineries.

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	12.31.2013	12.31.2012	Δ%

Current debt [22]	8,017	7,497	7
Non-current debt [23]	106,308	88,570	20
Total	114,325	96,067	19
Cash and cash equivalents	15,868	13,520	17
Government securities (maturity of more than 90 days)	3,878	10,212	(62)
Adjusted cash and cash equivalents	19,746	23,732	(17)
Net debt [24]	94,579	72,335	31
Net debt/(net debt+shareholders' equity)	39%	31%	8
Total net liabilities [25]	301,677	303,664	(1)
Capital structure
(Net third parties capital / total net liabilities)	51%	47%	4
Net debt/Adjusted EBITDA ratio	3.21	2.62	23

On December 31, 2013 the net debt in U.S. dollars was 31% higher than on December 31, 2012, due to the long-term financing raised, partially offset by the impact of 14.6% from the appreciation of the U.S. dollar against the Real.

22Includes finance lease obligations (Current debt: US$16 million on December 31, 2013 and US$18 million on December 31, 2012).
23Includes finance lease obligations (Non-current debt: US$73 million on December 31, 2013 and US$86 million on December 31, 2012).
24Ournet debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.
25Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated

U.S.$ million
				Jan-Dec
4Q-2013	3Q-2013	4Q-2012		2013	2012

35,593	33,955	35,660	Sales revenues	141,462	144,103
(28,119)	(26,707)	(27,614)	Cost of sales	(108,254)	(107,534)
7,474	7,248	8,046	Gross profit	33,208	36,569
(1,270)	(1,251)	(1,151)	Selling expenses	(4,904)	(4,927)
(1,269)	(1,224)	(1,266)	General and administrative expenses	(4,982)	(5,034)
(766)	(968)	(1,045)	Exploration costs	(2,959)	(3,994)
(250)	(258)	(342)	Research and development expenses	(1,132)	(1,143)
(452)	(96)	(131)	Other taxes	(780)	(386)
(376)	(950)	(1,138)	Other operating income and expenses, net	(2,237)	(4,185)
(4,383)	(4,747)	(5,073)		(16,994)	(19,669)
3,091	2,501	2,973	Net income before financial results, share of profit of equity-accounted investments and income taxes	16,214	16,900
362	527	1,664	Finance income	1,815	3,659
(912)	(542)	(543)	Finance expense	(2,673)	(2,016)
(776)	(431)	234	Foreign exchange and inflation indexation charges	(1,933)	(3,569)
(1,326)	(446)	1,355	Net finance income (expense)	(2,791)	(1,926)
25	216	88	Share of profit of equity-accounted investments	507	43
(99)	(100)	(185)	Profit-sharing	(520)	(524)
1,691	2,171	4,231	Net income before income taxes	13,410	14,493
924	(623)	(458)	Income taxes	(2,578)	(3,562)
2,615	1,548	3,773	Net income (loss)	10,832	10,931
			Net income (loss) attributable to:
2,760	1,484	3,763	Shareholders of Petrobras	11,094	11,034
(145)	64	10	Non-controlling interests	(262)	(103)
2,615	1,548	3,773		10,832	10,931

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated [26]

ASSETS	U.S.$ million

	12.31.2013	12.31.2012

Current assets	52,655	57,794
Cash and cash equivalents	15,868	13,520
Marketable securities	3,885	10,431
Trade and other receivables, net	9,670	11,099
Inventories	14,225	14,552
Recoverable taxes	4,971	5,572
Assets classified as held for sale	2,407	143
Other current assets	1,629	2,477

Non-current assets	268,768	269,602
Long-term receivables	18,782	18,856
Trade and other receivables, net	4,532	4,441
Marketable securities	131	176
Judicial deposits	2,504	2,696
Deferred taxes	1,130	1,277
Other tax assets	5,380	5,223
Advances to suppliers	3,230	3,156
Other non-current assets	1,875	1,887
Investments	6,666	6,106
Property, plant and equipment	227,901	204,901
Intangible assets	15,419	39,739
Total assets	321,423	327,396

LIABILITIES	U.S.$ million

	12.31.2013	12.31.2012

Current liabilities	35,226	34,070
Trade payables	11,919	12,124
Current debt	8,017	7,497
Taxes payable	4,950	6,128
Dividends payable	3,970	3,011
Employee compensation (payroll, profit-sharing and related charges)	2,052	2,163
Pension and medical benefits	816	788
Liabilities associated with assets classified as held for sale	1,073	−
Other current liabilities	2,429	2,359
Non-current liabilities	137,074	131,460
Non-current debt	106,308	88,570
Deferred taxes	9,906	11,976
Pension and medical benefits	11,757	19,436
Provision for decommissioning costs	7,133	9,441
Provisions for legal proceedings	1,246	1,265
Other non-current liabilities	724	772
Shareholders' equity	149,123	161,866
Share capital	107,371	107,362
Profit reserves and others	41,156	53,352
Non-controlling interests	596	1,152
Total liabilities and shareholders' equity	321,423	327,396

26Some amounts of 2012 were adjusted by the adoption of the IAS 19 amendment, which eliminated the “corridor approach” for the recognition of the actuarial gains or losses and by offsetting deferred income tax assets against deferred income tax liabilities (see Note 2.3 of the Consolidated Financial Statements Report of December 31, 2013).

FINANCIAL HIGHLIGHTS

Statement of Cash Flows – Consolidated

US$ million

				Jan-Dec
4Q-2013	3Q-2013	4Q-2012		2013	2012

2,760	1,484	3,763	Net income attributable to the shareholders of Petrobras	11,094	11,034
1,974	4,790	1,912	(+) Adjustments for:	15,195	16,854
3,296	3,320	2,878	Depreciation, depletion and amortization	13,188	11,119
1,158	886	297	Foreign exchange and inflation indexation and finance charges	3,167	4,308
(145)	64	10	Non-controlling interests	(262)	(103)
(25)	(216)	(88)	Share of profit of equity-accounted investments	(507)	(43)
(937)	(150)	2	Gains/(losses) on disposal of non-current assets	(1,764)	2
(3,020)	881	(660)	Deferred income taxes, net	402	1,266
551	736	729	Exploration expenditures writen-off	1,892	2,847
734	160	323	Impairment	1,125	880
605	595	513	Pension and medical benefits (actuarial expense)	2,566	2,091
88	(1,383)	49	Inventories	(2,128)	(1,864)
(1,442)	(82)	(873)	Trade and other receivables, net	(1,142)	(1,522)
765	371	(788)	Trade payables	1,108	1,039
(259)	(152)	(252)	Pension and medical benefits	(796)	(735)
1,505	(855)	1,131	Taxes payable	(1,517)	(151)
(900)	615	(1,359)	Other assets and liabilities	(137)	(2,280)
4,734	6,274	5,675	(=) Net cash provided by (used in) operating activities	26,289	27,888
(8,092)	(8,561)	(10,262)	(-) Net cash provided by (used in) investing activities	(35,625)	(38,379)
(14,105)	(10,640)	(11,638)	Capital expenditures and investments in operating segments	(45,163)	(40,706)
1,756	522	276	Sale of assets (divestments)	3,820	276
4,257	1,557	1,100	Investments in marketable securities	5,718	2,051
(3,358)	(2,287)	(4,587)	(=) Net cash flow	(9,336)	(10,491)
2,026	(2,926)	3,339	(-) Net cash provided by (used in) financing activities	13,295	6,069
5,635	4,235	6,348	Proceeds from long-term financing	39,542	25,205
(2,756)	(4,140)	(2,251)	Repayment of principal	(18,455)	(11,347)
(880)	(1,752)	(965)	Repayment of interest	(5,066)	(4,772)
(1)	(1,269)	−	Dividends paid to shareholders	(2,656)	(3,272)
28	−	207	Acquisition of non-controlling interest	(70)	255
(446)	(272)	(98)	Effect of exchange rate changes on cash and cash equivalents	(1,611)	(1,115)
(1,778)	(5,485)	(1,346)	(=) Net increase (decrease) in cash and cash equivalents in the period	2,348	(5,537)
17,646	23,131	14,866	Cash and cash equivalents at the beginning of period	13,520	19,057
15,868	17,646	13,520	Cash and cash equivalents at the end of period	15,868	13,520

]

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan-Dec/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	68,210	111,051	14,017	388	41,365	16,302	−	(109,871)	141,462
Intersegments	67,096	38,103	1,191	324	995	2,162	−	(109,871)	−
Third parties	1,114	72,948	12,826	64	40,370	14,140	−	−	141,462
Cost of sales	(34,279)	(119,617)	(12,149)	(433)	(37,580)	(13,886)	−	109,690	(108,254)
Gross profit (loss)	33,931	(8,566)	1,868	(45)	3,785	2,416	−	(181)	33,208
Expenses	(4,133)	(3,791)	(1,167)	(102)	(2,424)	(541)	(4,932)	96	(16,994)
Selling, general and administrative expenses	(443)	(2,781)	(1,087)	(55)	(2,417)	(860)	(2,406)	163	(9,886)
Exploration costs	(2,784)	−	−	−	−	(175)	−	−	(2,959)
Research and development expenses	(523)	(242)	(57)	(16)	(2)	(2)	(290)	−	(1,132)
Other taxes	(238)	(162)	(81)	(1)	(19)	(141)	(138)	−	(780)
Other operating income and expenses, net	(145)	(606)	58	(30)	14	637	(2,098)	(67)	(2,237)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	29,798	(12,357)	701	(147)	1,361	1,875	(4,932)	(85)	16,214
Net finance income (expense)	−	−	−	−	−	−	(2,791)	−	(2,791)
Share of profit of equity-accounted investments	2	73	243	(20)	2	174	33	−	507
Profit-sharing	(181)	(133)	(23)	(1)	(40)	(14)	(128)	−	(520)
Net income (loss) before income taxes	29,619	(12,417)	921	(168)	1,323	2,035	(7,818)	(85)	13,410
Income taxes	(10,070)	4,247	(230)	51	(447)	(246)	4,087	30	(2,578)
Net income (loss)	19,549	(8,170)	691	(117)	876	1,789	(3,731)	(55)	10,832
Net income (loss) attributable to:
Shareholders of Petrobras	19,523	(8,162)	631	(117)	876	1,729	(3,331)	(55)	11,094
Non-controlling interests	26	(8)	60	−	−	60	(400)	−	(262)
	19,549	(8,170)	691	(117)	876	1,789	(3,731)	(55)	10,832

 Consolidated Income Statement by Segment – Jan-Dec/2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	74,714	116,710	11,803	455	40,712	17,929	−	(118,220)	144,103
Intersegments	73,871	37,950	1,288	365	878	3,868	−	(118,220)	−
Third parties	843	78,760	10,515	90	39,834	14,061	−	−	144,103
Cost of sales	(33,622)	(130,088)	(9,621)	(481)	(36,997)	(14,082)	−	117,357	(107,534)
Gross profit (loss)	41,092	(13,378)	2,182	(26)	3,715	3,847	−	(863)	36,569
Expenses	(5,448)	(4,075)	(1,080)	(102)	(2,290)	(1,886)	(4,937)	149	(19,669)
Selling, general and administrative expenses	(494)	(3,052)	(967)	(64)	(2,235)	(922)	(2,376)	149	(9,961)
Exploration costs	(3,613)	−	−	−	−	(381)	−	−	(3,994)
Research and development expenses	(540)	(228)	(36)	(34)	(2)	−	(303)	−	(1,143)
Other taxes	(53)	(66)	(57)	(1)	(12)	(111)	(86)	−	(386)
Other operating income and expenses, net	(748)	(729)	(20)	(3)	(41)	(472)	(2,172)	−	(4,185)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	35,644	(17,453)	1,102	(128)	1,425	1,961	(4,937)	(714)	16,900
Net finance income (expense)	−	−	−	−	−	−	(1,926)	−	(1,926)
Share of profit of equity-accounted investments	(1)	(104)	193	(27)	1	(14)	(5)	−	43
Profit-sharing	(178)	(142)	(18)	(1)	(40)	(14)	(131)	−	(524)
Net income (loss) before income taxes	35,465	(17,699)	1,277	(156)	1,386	1,933	(6,999)	(714)	14,493
Income taxes	(12,057)	5,981	(367)	44	(472)	(1,147)	4,213	243	(3,562)
Net income (loss)	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931
Net income (loss) attributable to:
Shareholders of Petrobras	23,406	(11,718)	861	(112)	914	719	(2,565)	(471)	11,034
Non-controlling interests	2	−	49	−	−	67	(221)	−	(103)
	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – Jan-Dec/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(664)	(109)	(106)	−	−	(27)	(17)	−	(923)
Pension and medical benefits	−	−	−	−	−	−	(900)	−	(900)
Institutional relations and cultural projects	(125)	(38)	(6)	−	(68)	(14)	(570)	−	(821)
Inventory write-down to net realizable value (market value)	(5)	(212)	(4)	(32)	−	(327)	−	−	(580)
Expenses related to collective bargaining agreement	(161)	(91)	(14)	−	(22)	(5)	(126)	−	(419)
(Losses)/gains on legal, administrative and arbitral proceedings	189	(83)	(5)	−	(28)	(18)	(324)	−	(269)
Expenditures on health, safety and environment	(33)	(75)	(7)	−	−	(15)	(95)	−	(225)
(Losses)/gains on disposal of non current assets	370	(57)	3	−	20	1,486	(58)	−	1,764
Government Grants	18	44	74	−	−	39	6	−	181
Impairment	(4)	−	−	−	−	(540)	−	−	(544)
(Expenditures)/reimbursements from operations in E&P partnerships	243	−	−	−	−	(2)	−	−	241
Others	27	15	123	2	112	60	(14)	(67)	258
	(145)	(606)	58	(30)	14	637	(2,098)	(67)	(2,237)

 Other Operating Income (Expenses) by Segment – Jan-Dec/2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(640)	(88)	(85)	−	−	(27)	(16)	−	(856)
Pension and medical benefits	−	−	−	−	−	−	(1,042)	−	(1,042)
Institutional relations and cultural projects	(42)	(44)	(7)	−	(60)	(18)	(606)	−	(777)
Inventory write-down to net realizable value (market value)	(10)	(269)	−	(7)	−	(456)	−	−	(742)
Expenses related to collective bargaining agreement	(169)	(100)	(14)	−	(25)	(6)	(130)	−	(444)
(Losses)/gains on legal, administrative and arbitral proceedings	(64)	(225)	(31)	−	(69)	(84)	(243)	−	(716)
Expenditures on health, safety and environment	(31)	(101)	(4)	−	−	(36)	(117)	−	(289)
(Losses)/gains on disposal of non current assets	(13)	(52)	(3)	−	20	49	(3)	−	(2)
Government Grants	24	33	11	−	−	318	(1)	−	385
Impairment	(34)	135	(1)	−	−	(237)	−	−	(137)
(Expenditures)/reimbursements from operations in E&P partnerships	233	−	−	−	−	35	−	−	268
Others	(2)	(18)	114	4	93	(10)	(14)	−	167
	(748)	(729)	(20)	(3)	(41)	(472)	(2,172)	−	(4,185)

Consolidated Assets by Segment – 12.31.2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	152,707	92,107	27,703	1,196	7,681	18,123	28,540	(6,634)	321,423

Current assets	5,902	19,064	3,864	77	2,457	5,089	21,643	(5,441)	52,655
Non-current assets	146,805	73,043	23,839	1,119	5,224	13,034	6,897	(1,193)	268,768
Long-term receivables	6,251	4,387	1,853	2	2,253	1,987	3,168	(1,119)	18,782
Investments	94	2,318	749	895	6	2,511	93	−	6,666
Property, plant and equipment	126,716	66,200	20,882	222	2,672	7,971	3,312	(74)	227,901
Operating assets	90,888	32,313	16,698	205	2,009	3,792	2,312	(74)	148,143
Assets under construction	35,828	33,887	4,184	17	663	4,179	1,000	−	79,758
Intangible assets	13,744	138	355	−	293	565	324	−	15,419

 Consolidated Assets by Segment – 12.31.2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	151,438	91,335	28,203	1,248	8,130	18,604	35,864	(7,426)	327,396

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	144,873	70,973	24,593	1,131	4,954	15,087	8,482	(491)	269,602
Long-term receivables	4,760	4,459	1,464	16	1,852	2,102	4,694	(491)	18,856
Investments	80	2,897	1,160	860	15	937	157	−	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	−	204,901
Operating assets	64,455	29,327	18,106	237	2,061	6,814	2,237	−	123,237
Assets under construction	38,324	34,136	3,479	18	672	4,068	967	−	81,664
Intangible assets	37,254	154	384	−	354	1,166	427	−	39,739

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Dec/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	19,549	(8,170)	691	(117)	876	1,789	(3,731)	(55)	10,832
Net finance income (expense)	−	−	−	−	−	−	2,791	−	2,791
Income taxes	10,070	(4,247)	230	(51)	447	246	(4,087)	(30)	2,578
Depreciation, depletion and amortization	7,814	2,706	924	11	208	1,068	456	−	13,188
EBITDA	37,433	(9,710)	1,845	(157)	1,531	3,103	(4,571)	(85)	29,389
Share of profit of equity-accounted investments	(2)	(73)	(243)	20	(2)	(174)	(33)	−	(507)
Impairment	4	−	−	−	−	540	−	−	544
Adjusted EBITDA	37,435	(9,783)	1,602	(137)	1,529	3,469	(4,604)	(85)	29,426

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Dec/2012

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	23,408	(11,718)	910	(112)	914	786	(2,786)	(471)	10,931
Net finance income (expense)	−	−	−	−	−	−	1,926	−	1,926
Income taxes	12,057	(5,981)	367	(44)	472	1,147	(4,213)	(243)	3,562
Depreciation, depletion and amortization	6,528	2,088	914	20	203	1,023	343	−	11,119
EBITDA	41,993	(15,611)	2,191	(136)	1,589	2,956	(4,730)	(714)	27,538
Share of profit of equity-accounted investments	1	104	(193)	27	(1)	14	5	−	(43)
Impairment	34	(135)	1	−	−	237	−	−	137
Adjusted EBITDA	42,028	(15,642)	1,999	(109)	1,588	3,207	(4,725)	(714)	27,632

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
					Jan-Dec
4Q-2013	3Q-2013	4Q13 X 3Q13 (%)	4Q-2012		2013	2012	2013 x 2012 (%)

2,615	1,548	69	3,773	Net income	10,832	10,931	(1)
1,326	446	197	(1,355)	Net finance income (expense)	2,791	1,926	(45)
(924)	623	(248)	458	Income taxes	2,578	3,562	(28)
3,296	3,320	(1)	2,878	Depreciation, depletion and amortization	13,188	11,119	19
6,313	5,937	6	5,754	EBITDA	29,389	27,538	7
(25)	(216)	(88)	(88)	Share of profit of equity-accounted investments	(507)	(43)	(1,079)
544	−	−	137	Impairment	544	137	−
6,832	5,721	19	5,803	Adjusted EBITDA	29,426	27,632	6
19	17	3	16	Adjusted EBITDA margin (%) [27]	21	19	2

Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with financial indicators of the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

[27]

27Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Dec 2013

Sales revenues	4,134	8,633	556	5,223	7	(2,251)	16,302
Intersegments	2,382	1,982	37	7	5	(2,251)	2,162
Third parties	1,752	6,651	519	5,216	2	−	14,140

Net income before financial results, share of profit of equity-accounted investments and income taxes	2,030	(22)	66	105	(303)	(1)	1,875

Net income (loss) attributable to the shareholders of Petrobras	1,644	(12)	68	92	(62)	(1)	1,729

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Dec 2012

Sales revenues	5,369	8,989	601	5,184	−	(2,214)	17,929
Intersegments	3,834	2,194	38	16	−	(2,214)	3,868
Third parties	1,535	6,795	563	5,168	−	−	14,061

Net income before financial results, share of profit of equity-accounted investments and income taxes	2,438	(407)	132	73	(291)	16	1,961

Net income (loss) attributable to the shareholders of Petrobras	1,317	(400)	121	70	(403)	14	719

Consolidated Assets for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on December 31, 2013	13,656	2,652	602	1,085	1,970	(1,842)	18,123

Total assets on December 31, 2012	15,080	2,404	759	1,085	1,449	(2,173)	18,604

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.